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                            January 19, 2024

       Jinhong Deng
       Chief Executive Officer
       Yimutian Inc.
       6/F, Building B-6, Block A
       Zhongguancun Dongsheng Technology Campus
       No. 66 Xixiaokou Road
       Haidian District, Beijing 100192
       People   s Republic of China

                                                        Re: Yimutian Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
22, 2023
                                                            CIK No. 0001991605

       Dear Jinhong Deng:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS on Form F-1 submitted December 22, 2023

       Cover Page

   1.                                                   You state that "as used
in this prospectus,    Yimutian,       we,       us,       our company,    or
                                                           our    refers to
Yimutian Inc. and its subsidiaries, and, in the context of describing our operations and
consolidated financial information, also includes the VIEs in mainland
                                                        China." Please refrain
from using terms such as    we    or    our    when describing activities
                                                        or functions of a VIE.
For additional guidance, please consider Comment 3 of our Sample
                                                        Letter to China-Based
Companies, available at https://www.sec.gov/corpfin/sample-letter-
                                                        china-based-companies.
 Jinhong Deng
FirstName  LastNameJinhong Deng
Yimutian Inc.
Comapany
January 19,NameYimutian
            2024         Inc.
January
Page 2 19, 2024 Page 2
FirstName LastName
Who We Are, page 1

2.       Please enhance your disclosure to specify the    broader areas of
AI-powered applications
         that you are currently developing and their stage of development.
3.       Please clarify the following statement,    [i]ndustry tailwind in
digitalization of
         infrastructure paves the way for our commercialization process. Please enhance your disclosure to describe the tailwinds and provide more context for how such tailwinds set the stage for your processes.
Market Opportunities, page 5

4.       Please enhance your disclosure to describe specifically how    big
data    is used in your
         business and please also specify what    AI technologies    outside of
your matching
         algorithm are currently being used in your business. Please also indicate if these algorithms are proprietary or open source.
Prospectus Summary
Summary Risk Factors
Risks Related to Our Corporate Structure, page 5

5. In your summary risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Contractual Arrangements and Corporate Structure, page 9

6. We note your disclosure that the Cayman Islands holding company has effective control over financial and operational policies of the VIEs and are entitled to all the economic benefits derived from the VIEs operations." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have
 Jinhong Deng
Yimutian Inc.
January 19, 2024
Page 3
         satisfied for consolidation of the VIE under U.S. GAAP.
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 105

7. Please expand the discussion to include a detailed discussion of the amount and timing of the change in fair value of financial liabilities and the Gain (loss) from derecognition of financial liabilities.
8. Please expand the discussion to include a detailed discussion of the amount and timing of the Share of loss of an equity method investment.
Management's Discussion of Results of Operations and Financial Condition Results of Operations, page 105

9. We note on page 4 that you provide trials of promotion services at small fees. Please also expand the discussion of revenues to address the differences in revenues derived from trial period versus ongoing customer contracts following the trials and any related trends in revenues related to the mix of trial revenue and recurring platform revenues.

Liquidity and Capital Resources, page 106

10. We note on page 107 that your accounts receivable turnover days increased from 66 days in 2021 to 91 days in 2022. Please expand the discussion to explain in greater detail the reason for this increase and any impact on your evaluation of the amount of allowance for credit losses.
Business
Our  Strengths,
FirstName       page 123
           LastNameJinhong Deng
Comapany
11.        NameYimutian
       Please               Inc.   [i]ndisputable smart agriculture platform
leader    or provide
              revise your title
Januarysupport forPage
        19, 2024   your3assertion that your competitive position is
indisputable   .
FirstName LastName
 Jinhong Deng
FirstName  LastNameJinhong Deng
Yimutian Inc.
Comapany
January 19,NameYimutian
            2024         Inc.
January
Page 4 19, 2024 Page 4
FirstName LastName
Regulatory, page 141

12.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue Recognition, page F-19

13. We note on page 4 that you provide trials of promotion services offered on your platform for small fees. Please expand your revenue recognition policy to address revenues from these trial periods.
Note 22. Subsequent Events, page F-47

14. Please expand the disclosure of the issuance of redeemable convertible preferred shares for nil consideration to explain the accounting treatment afforded to the value of the share on the date of issuance.
General

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Jinhong Deng
FirstName  LastNameJinhong Deng
Yimutian Inc.
Comapany
January 19,NameYimutian
            2024         Inc.
January
Page 5 19, 2024 Page 5
FirstName LastName
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler at 202-551-6388 or Mitchell Austin at 202-551-3574 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Shu Du